UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2002

Susan A. Waxenberg
Assistant General Counsel and Assistant Secretary
AOL Time Warner Inc.
75 Rockefeller Plaza, 25-18
New York, NY 10019

Re: AOL Time Warner Inc.

Dear Ms. Waxenberg:

This is in regard to your letter dated February 27, 2002 concerning the shareholder proposal submitted by the Sisters of St. Francis of Assisi for inclusion in AOL Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that AOL Time Warner therefore withdraws its January 4, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

cc: Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799

AOL Time Warner

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 FEB 28 PM 4:10

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

VIA FACSIMILE W/COPY BY
OVERNIGHT COURIER – 202-942-9525

February 27, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

WITHDRAWAL OF NO-ACTION LETTER REQUEST

Re: AOL Time Warner Inc. – Stockholder Proposal Submitted by the Sisters of St. Francis of Assisi

Ladies and Gentlemen:

This letter serves to inform you that AOL Time Warner Inc. (the "Company") hereby withdraws the letter dated January 4, 2002 submitted on its behalf by Simpson Thacher & Bartlett to the Securities and Exchange Commission requesting that the Commission take a "no-action" position with respect to the Company's omission from its 2002 proxy materials of the proposal submitted by the Sisters of St. Francis of Assisi (the "Proponent") relating to negative imagery. The Company has discussed the proposal with the Proponent, and the Proponent has elected to withdraw the proposal. Attached hereto as Exhibit A is a letter from Irene Senn, Corporate Responsibility Agent of the Sisters of St. Francis of Assisi, agreeing to withdraw the proposal.

If you need any additional information regarding this matter, please do not hesitate to contact me at (212) 484-7350.

Sincerely,

Susan A. Waxenberg

cc: Irene Senn,
The Sisters of St. Francis of Assisi
Simpson Thacher & Bartlett

EXHIBIT A

February 22, 2002

RECEIVED
FEB 26 2002
SUSAN A. WAXENBERG

Ms. Susan A. Waxenberg
Assistant General Counsel and Assistant Secretary
AOL Time Warner Inc.
75 Rockefeller Plaza, 25 – 18
New York, NY 10019

Dear Ms. Waxenberg,

As I mentioned in our telephone conversation, the Sisters of St. Francis of Assisi are withdrawing the shareholder resolution that I filed last November regarding the portrayal of negative images of American Indians through AOL Time Warner's various media. Both Gary Brouse of the Interfaith Center on Corporate Responsibility and I were pleased with the general tone of our meeting several weeks ago.

It is my understanding that we will continue to dialogue regarding the issues that were raised at the meeting. Some of these include:

- looking into the possibility of producing a public service announcement,
- possibly doing a program on mascots,
- arranging a meeting between Billy Mills (a Lakota leader and Olympic hero) and Hank Aaron,
- arranging a meeting with Bryant Gumble to discuss Gary Brouse's letter of October 26, 1999,
- arranging a meeting with Seth G. Abraham to discuss Gary Brouse's letter of November 18, 1999, and
- arranging for a meeting for Billy Mills to speak with people involved with Time Warner sports programming.

I look forward to our continued dialogue and hope that, by withdrawing the shareholder resolution, we can arrive at some agreement on thus far unresolved issues.

Sincerely,

Irene Senn

Irene Senn
Corporate Responsibility Agent

the Sisters of St. Francis of Assisi

3221 South Lake Drive St. Francis, WI 53235-3799 Fax 414.744.7193 Phone 414.744.1160

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 4, 2002

VIA OVERNIGHT MAIL & FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of AOL Time Warner Inc., a Delaware corporation (the "Company"), we are writing to request confirmation from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend an enforcement action against the Company if it omits from its proxy materials (the "Proxy Statement") for its forthcoming annual meeting of stockholders, which is currently scheduled to be held in May 2002, a proposal (the "Proposal") from a stockholder, as described below, pursuant to clauses (i)(7) and (i)(3) of Rule 14a-8 ("Rule 14a-8") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the reasons stated below. We have attached a copy of the Proposal to this letter as Annex A.

I. Background and Proposal

A. Background

AOL Time Warner Inc. is the world's leading Internet-powered media and communications company, whose businesses include interactive services, cable systems, filmed entertainment, television networks and programming, magazine and book publishing and music. The Company produces and promotes an impressive number of diverse products including, to name just a few, over 100 magazines, over one million music copyrights and a distribution library of approximately 6,500 feature films, 32,000 television titles and 13,500 animated titles. The Company's products necessarily cover innumerable subject matters. The Company's vast array of varied products touches millions of readers, viewers, listeners, members and subscribers every week.

B. The Proposal

On November 26, 2001, the Company received the Proposal in a letter from the Sisters of St. Francis of Assisi (the "Proponent"). The Proposal provides as follows:

"Therefore be it resolved the shareholders request a report within four months of the annual meeting addressing:

> The company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions;
>
> A review of the company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management;
>
> And the company's effort to reach out to the American Indian leadership on these issues."

II. Grounds for Omission

A. Rule 14a-8(i)(7)

Pursuant to Rule 14a-8(i)(7), a company may exclude a stockholder proposal from its proxy materials because "the proposal deals with matters relating to the company's ordinary business operations." The term "ordinary business," as used in Rule 14a-8(i)(7), is a "term of art" rooted in the corporate law concept intended to provide a company's management with flexibility in directing certain core matters involved in the company's business and operations. SEC Release No. 34-40018, *Amendments to Rules on Stockholder Proposals* (May 21, 1998) (the "1998 Release").

The policies of Rule 14a-8(i)(7) are, consistent with the policy of most state corporate laws, to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting, and to avoid stockholder entanglement and "micro-management" in matters of a complex nature about which stockholders, as a group, are not in a position to make an informed judgment. The Delaware General Corporation Law (the "DGCL") is consistent with this interpretation insofar as it provides that the business and affairs of a Delaware corporation shall be managed by or under the direction of a board of directors. *See*

Section 141(a) of the DGCL. As discussed below, the nature of a company's products, advertising, endorsements, sponsorships and promotions clearly implicate its ordinary business operations.

The Staff has consistently held that proposals relating to the nature of a company's advertising, marketing and promotions concern the ordinary course of business operations and are excludable under Rule 14a-8(i)(7). In each of *PepsiCo Inc.* (February 23, 1998) and *RJR Nabisco Holdings Corp.* (February 23, 1998), the proponents requested that the company's board of directors prepare a report describing the company's policy and practices to assure that the company use only non-racist portrayals and designations. The supporting statements for both proposals made clear that the proponent's principal concern was Native American imagery. In each case, the Staff concluded that the proposals related to the company's ordinary business operations. In addition, these letters indicate that requesting the preparation of a report does not elevate the subject of the Proposal beyond the realm of ordinary business matters. *See also Anheuser-Busch Companies, Inc.* (January 21, 2000) (proposal requesting a report on using only advertisements that do not "offend the sexual sensibilities of heterosexual persons" properly excluded as relating to ordinary business operations); *Kellogg Company* (February 3, 1989) (proposal to implement a policy ensuring that advertisements do not present in a prejudicial manner groups victimized by hate crimes properly excluded as relating to ordinary business operations); *The Quaker Oats Company* (March 16, 1999) (proposal that demeaning programming be condemned and review of proposed advertising be strengthened properly excluded as relating to ordinary business operations); *J.C. Penney Company, Inc.* (March 30, 2000) (proposal to include specified information in the company's print advertisements, newspaper advertisements, telephone listings, and internet site properly excluded as relating to ordinary business operations).

Furthermore, the Staff has consistently granted no-action relief under Rule 14a-8(i)(7) to companies seeking to exclude proposals requesting changes to the nature, content or presentation of a product to furnish allegedly more benevolent "role models" or values to the consumer. In *Mattel, Inc.* (January 4, 1996), a proposal requesting the company turn the Barbie Doll into a positive role model by redesigning the doll to depict a healthy woman with realistic body proportions was determined to relate to the conduct of a company's ordinary business operations. Also, in *Time Warner Inc.* (February 24, 1997), the Staff found that a proposal requesting the company research the effect of certain cartoon characters on children, with an emphasis on that of Porky Pig, related to the company's ordinary business operations in that it addressed the nature, content or presentation of products and programming. *See also The Walt Disney Company* (November 10, 1997) (proposal to adjust programming to "return to family values" properly excluded as relating to ordinary business operations); *General Electric Company* (February 8, 1998) (proposal to review and adapt policies on informing parents about program content properly excluded as relating to ordinary business operations); *General Electric Company* (January 27, 2000) (proposal requesting a report on content ratings for programs, suitability of programs for children, and plans to make programs more family-friendly properly excluded as relating to ordinary business operations); *AT&T Corp.* (February 21, 2001) (proposal requesting a report on policies for involvement in the pornography industry and an assessment of certain liabilities properly excluded as relating to ordinary business operations). The Staff has been equally consistent in finding that proposals relating to the sale and selection of products may be excluded under Rule 14a-8(i)(7). In *Albertson's Inc.* (March 18,1999), the Staff determined that a proposal requesting the board to take the steps necessary to assure that the company no longer sell, advertise, or promote tobacco products related to ordinary business operations in the sale of a particular product. *See also* CVS *Corporation* (March 2, 1998) (same); *J.C. Penney Company, Inc.* (March 2, 1998) (same) and *Wal Mart Stores, Inc.* (March 3, 1997) (same).

The Staff has taken similar positions regarding proposals to regulate a company's decisions concerning corporate sponsorships, logos or endorsements. In *Apple Computer Inc.* (October 20, 1989), the Staff deemed a proposal to regulate the use of the company's corporate logos in public events properly excluded because the subject matter related to ordinary business operations. The proposal cited concern over the use of the company's corporate logo in a gay and lesbian pride parade.

B. Rule 14a-8(i)(3)

A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has found that a proposal is misleading if it is so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders who will consider and present to the board a plan or plans "...that will in some measure equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). *See also Hershey Foods Corporation* (December 27, 1988) (proposal to restrict advertising on profane or sexually suggestive television programs properly excluded as vague and indefinite); *IDACORP, Inc.* (January 24, 2000) (proposal to amend the company's Articles of Organization to provide for the "recall" of the members of the board by plurality vote, and set forth "particulars" and procedures for the recall of board members properly excluded as vague and indefinite).

January 4, 2002

III. Discussion

A. Rule 14a-8(i)(7)

At the outset, the Company would like to emphasize its commitment to serving the public interest and to strengthening communities around the world, including the Native American community. However, the Company firmly believes that the Proposal implicates ordinary business matters that are appropriately determined by the Company and not by its stockholders. As a result, the Proposal may properly be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(7).

The Proposal relates to disassociation from "offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions." Advertising and marketing (including endorsements and sponsorships) are intrinsic components of the Company's ordinary operations. The Company's advertising, marketing, endorsement and sponsorship decisions are the result of a process involving complex decisions about timing, target audiences, media and creative matters. Professionals both within the Company and in outside agencies devote significant amounts of time and resources to determine the appropriate manner in which to advertise and promote the Company's products. Advertising and marketing analysis involves numerous complexities, and is a specialized profession. The Staff has said that stockholders do not have the required expertise to make these types of decisions.

Similarly, the Company's determinations of what movies or programming to produce or distribute, what articles or books to publish, the advertising distributed through its media, the specific content of its products and how they are represented and advertised are clearly routine matters in the ordinary course of the Company's business. These decisions involve creative, strategic, business and financial considerations that cannot reasonably be managed by anyone other than persons managing the day-to-day operations of the Company's various businesses. The Company's decisions with regard to, for example, publishing a multiple volume Time-Life Books series entitled *The American Indians*, producing a film entitled "Lakota Woman," the story of Mary Crow Dog and the 1973 siege at Wounded Knee, as well as creating a host of other media products are appropriately left to the Company's management, and not to the stockholders.

Advertising and marketing, sponsorship, product, publishing and programming related matters are basic aspects of the Company's business affecting its business strategy and day-to-day operations. Management decisions on these matters may be judged differently by different audiences. To allow stockholder resolutions to address individual product issues would mean that each of the Company's many ordinary day-to-day business decisions would be subject to scrutiny, or veto, by any stockholder whose special interest or viewpoints were touched by a product resulting from that decision.

January 4, 2002

The exclusion under Rule 14a-8(i)(7) of stockholder proposals relating to all advertising, marketing, promotional, product and programming related matters, such as the Proposal, promotes the purpose of that rule and the policies supporting it. The Commission recognized in the 1998 Release that the management of a company needs to be able to direct core business matters which affect the development of its business without stockholder intervention, otherwise, management would be forced to devote substantial time and financial and other resources implementing changes dictated by stockholders who should not have the power to intervene with the management of the company. *See* the 1998 Release (explaining the negative effect on a company of a stockholder proposal that seeks to "micro-manage" the company). As described above, in many years of precedent, the Staff has determined that product, advertising, marketing and promotional matters are within the scope of the duties of management and are not the proper subject of stockholder proposals. *See Mattel, Inc.* (January 4, 1996); *Time Warner Inc.* (February 24, 1997); *PepsiCo Inc.* (February 23, 1998); *RJR Nabisco Holdings Corp.* (February 23, 1998); *Anheuser-Bush Companies, Inc.* (January 21, 2000); *J.C. Penney Company, Inc.* (March 30, 2000). The Staff has also concluded that a related request that a board of directors prepare a report on such matters does not change the ordinary business nature of the proposal and is similarly excludable under Rule 14a-8(i)(7). *See PepsiCo Inc.* (February 23, 1998); *RJR Nabisco Holdings Corp.* (February 23, 1998); *Kmart Corporation* (March, 12 1999).

Because the Proposal implicates ordinary business matters, despite any other issues that may be raised, the entire Proposal should be excluded from the Proxy Statement. The Staff has consistently and expressly permitted the exclusion of proposals where only a portion of the proposal addressed ordinary business matters. In *Chrysler Corporation* (February 18, 1998), the Staff permitted the exclusion of a proposal even though just two paragraphs out of six related to ordinary business matters, and reiterated the Staff's position not to permit revisions under Rule 14a-8(i)(7). *See also Kmart Corporation* (March 12, 1999) (proposal of which only one out of five paragraphs related to ordinary business operations deemed excludable in its entirety under Rule 14a-8(i)(7)); *General Electric Company* (February 10, 2000) (proposal of which a portion relates to ordinary business operations excluded in its entirety); *Associated Estates Realty Corporation* (March 23, 2000) (same); *M&F Worldwide Corporation* (March 29, 2000) (same); *E*Trade Group, Inc.* (October 31, 2000) (same); *International Business Machine Corporation* (January 9, 2001) (same).

One of the three components of the Proposal clearly relates to ordinary business matters. We believe that the other components of the proposal should be viewed as relating to ordinary business matters as well (including the proposal for a review of diversity training programs). However, even if the Staff were to view other portions of the Proposal as raising a matter outside the scope of ordinary business, since the first component of the Proposal specifically relates to ordinary business matters, the entire Proposal should be excluded under Rule 14a-8(i)(7). We also believe that, given the Staff's policy against revisions under Rule 14a-8(i)(7), the Proponent should not be allowed to resubmit a revised Proposal. We therefore

January 4, 2002

respectfully request that no enforcement action be recommended to the Commission if the Company excludes the Proposal in its entirety from the Proxy Statement under Rule 14a-8(i)(7).

B. Rule 14a-8(i)(3)

Although we believe the entire Proposal may be excluded from the Proxy Statement under Rule 14a-8(i)(7), we note that the second and third components of the Proposal may also be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(3) because they each contain vague and indefinite statements.

The second component of the Proposal asks that the requested report address a "review of the company's workplace environment including diversity-training programs sensitive to American Indian culture offered to employees and management." The Proposal does not indicate the scope of the review of the "workplace environment" and what is meant by these terms. Apart from the inclusion of diversity training programs sensitive to American Indian culture offered to employees and management, it is in no way clear which other elements are to be included in this review. Workplace environment is a very broad concept and could refer to a potentially limitless group of elements such as interpersonal relationships, the logistical operations of the Company, workplace decor and design and employee benefits, to name a few. Furthermore, the Proposal does not provide a time period or a geographic scope for the proposed review. The Company is a global organization with operations in numerous businesses all over the world. The Proposal is unclear as to whether the requested review would encompass only the Company's United States operations, operations worldwide, or some other subset of it business.

The third component of the Proposal requests that the report address the Company's "effort to reach out to the American Indian leadership on these issues." It is not clear what issues are targeted or which groups or individuals would comprise the "leadership". Also, we are uncertain of the time period to be covered and the extent and parameters of the requested outreach.

For the above-mentioned reasons, neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with reasonable certainty what actions or measures the Proposal requires of the Company. Therefore, the Company believes the second and third components of the Proposal may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(3) due to vagueness (see *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 24, 2000)), as well as under Rule 14a-8(i)(7), as discussed earlier in this letter, as part of a broader proposal which implicates aspects of ordinary business matters.

January 4, 2002

IV. Conclusion

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Statement is proper under Rule 14a-8(i)(7), and further, that the exclusion of components two and three of the Proposal is proper under Rule 14a-8(i)(3). We respectfully request your confirmation that the Staff will not recommend an enforcement action against the Company if the Proposal is so excluded.

* * * * *

In accordance with Rule 14a-8(j), we are filing six paper copies of the Proposal and this letter and are simultaneously sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to Laura Friedrich, of this firm at the address set forth above, in the enclosed self-addressed, stamped envelope.

We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call David Sorkin, at (212) 455-3387, or Laura Friedrich, at (212) 455-2925, of this firm.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Enclosures

cc: Susan A. Waxenberg, Assistant General Counsel and Assistant Secretary of AOL Time Warner Inc. (w/enclosures)
The Sisters of St. Francis of Assisi (w/enclosures)

OFFENSIVE USE OF AMERICAN INDIAN IMAGERY

Whereas,

There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, Society of Indian Psychologists, National Indian Education Association Native American Bar Association and the Native American Journalist Association. These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive and/or sacrilegious to the American Indian community. These images are used without consideration for, consultation with or authorization by American Indian leaders, institutions, or the community. The Vice-president of NCAI, W. Ron Allen states these images are a "national insult." The Society of Indian Psychologists believes they create "an unwelcome environment for Indians and contributes to the miseducation of all members of the community."

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education, Dr. Richard Mills, recommended all New York State schools end use of American Indian mascots. The nation's largest teacher organization, the National Education Association, has addressed this issue by adopting several resolutions against using "prejudicial terms and symbols."

The Glass Ceiling Commission's report, "Barriers to Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, "stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people.

On April 16, 2001 the United States Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy "not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Therefore be it resolved the shareholders request a report within four months of the annual meeting addressing:

The company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions;

A review of the company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management;

And the company's effort to reach out to the American Indian leadership on these issues.